Deloitte & Touche LLP 3000 Scotia Centre 700 Second Street S.W. Calgary AB T2P 0S7 Canada
EXHIBIT 99.4
Tel: (780) 421-3611 Fax: (780) 421-3782 www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED
CHARTERED ACCOUNTANTS

We consent to the use of our reports dated February 4, 2005, except for Note 21(b), which is as of February 11, 2005 (which audit report expresses an unqualified opinion on the financial statements and includes Comments by Independent Registered Chartered Accountants for U.S. Readers on Canada — United States of America Reporting Differences relating to changes in accounting principles that have been implemented in the financial statements) appearing in the Annual Report on Form 40-F of The Westaim Corporation for the year ended December 31, 2004.

(Signed) “Deloitte & Touche LLP”

Independent Registered Chartered Accountants

Calgary, Canada
March 15, 2005